Confidential treatment has been requested pursuant to Rule 83 of certain portions of the schedule attached to this letter.  The schedule omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance.  The omissions are denoted by asterisks appearing next to  certain headings on the schedule.

March 5, 2010

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Ms. Louise Dorsey, Office of Chief Accountant
Ms. Yolanda Crittendon, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3010
Washington, DC 20549

Re:           Our Telephone Call Regarding Intangible Lease Liabilities

Dear Ms. VanDoorn, Ms. Dorsey and Ms. Crittendon:

Further to our telephone call on February 18, 2010, the following discussion and the attached analysis are respectfully submitted in connection with your review of our treatment of intangible lease liabilities on the Company’s financial statements.  The Company has requested confidential treatment for certain portions of the attached analysis under Rule 83 of the SEC's Rules of Practice and the Company is delivering a complete unredacted analysis to its examiner at the Division of Corporation Finance.  See Request Number 1 beginning on the first page of the attached schedule.

Senior management of Cedar Shopping Centers, Inc. including principally Leo Ullman and Brenda Walker, trace their history of real estate ownership and management operations to 1978 with the creation of Amvest Properties, a management company devoted primarily to asset management for foreign investors in U.S. real estate.  Commencing in 1984, again, primarily on behalf of foreign investors, Amvest Properties and other management companies controlled by Mr. Ullman, purchased a number of retail properties, four of which, including the Shore Mall, the Golden Triangle Shopping Center, the Red Lion Shopping Center and The Point Shopping Center, were ultimately acquired by Cedar Shopping Centers, Inc. (the Red Lion Shopping Center was subsequently sold by the Company).  Thus, management’s experience in real estate, and specifically in ownership, management and operations of retail properties dates back more than 25 years.  With respect to any properties acquired prior to the creation of Cedar Shopping Centers, Inc. and its public offering on the New York Stock Exchange in 2003, as well as any purchases subsequent thereto, management in fact routinely, as part of its due diligence, considered the likelihood of exercise of renewal options by tenants as an integral part of the valuation of the purchase price of a property.

In accordance with our discussion and at your request, we summarized the circumstances that existed at the time the Company purchased each of the properties involving below-market leases, the basis of our assessment regarding the likelihood that the respective renewal options would be exercised and the corresponding recorded intangible lease liability figures.  We prepared an analysis of each of the respective leases including an assessment, based on our understanding of the facts and circumstances at the time of acquisition, as to the likelihood of such respective tenants exercising lease renewal options or departing at the end of the existing lease term.  This analysis identifies certain leases for which the probability of exercise of fixed price renewal options would be viewed as likely at the date of acquisition but individually the fair value of the renewal option was not considered material at that time.  We estimated the fair value associated with these fixed price renewal options and included them in the analysis.  Included in this analysis, we also provided an analysis of the effects to the recorded intangible lease liability, the related amortization of intangible lease liabilities for each of the respective years since 2002, and the effect thereof on our financial statements if such amounts were recorded at the acquisition date.  We believe the effects of any such adjustments, individually or in the aggregate, for any year and for all years to be immaterial, as further described below, and that such adjustments, if any, should be applied prospectively beginning with the full year 2010.

We have provided to you on the attached schedule specific commentary on the decision-making considerations with respect to each lease, which are intended to summarize the Company’s basis for conclusion at the time of acquisition with respect to the likelihood of exercise of renewal options.  The analysis includes only tenancies where the original intangible lease liability exceeded $500,000.  Such leases represent more than 80% of the aggregate original intangible lease liabilities established.

It should be noted, as discussed on our call, that a number of tenancies with below-market lease rates involved properties where the purchase of the relevant property was premised on the likelihood, and indeed the desirability, of such tenants leaving.  Examples include the Kmart leases in our portfolio. As indicated in the attached materials, in locations where Kmart’s sales were poor, no money had been invested by Kmart on its stores, Kmart was at or close to bankruptcy, and the new purchasers of Kmart reportedly did so purely for a “real estate play” rather than with an eye toward continuation of the discount retail operations.  Similarly, the Value City premises at the Shore Mall, and the Giant Food Stores and Boscov’s at our Camp Hill property, also represented situations where, at the acquisition date, we intended to “de-mall” and redevelop the property and to terminate those specific leases. As indicated during the call, the history of our Company has featured redevelopment of retail properties to benefit from termination of larger tenant leased tenancies and replacement of those tenancies with other, more viable, retail concepts.  Thus, rather than an assumption that a tenant would likely exercise a renewal option if its rent were below market, we look for investment opportunities where such tenants were in fact not likely to survive or renew, which would give our Company the chance to redevelop the particular premises and/or the entire center.

The attached analysis shows that on a cumulative basis, the intangible lease liability would increase by approximately $8.6 million for the incremental fair value of the bargain renewal options (“Lease Value”) as to which we believe it to have been reasonable to conclude that the renewal periods of the below-market leases would be exercised.  The Lease Value represents approximately 0.5% of total assets and 0.7% of total liabilities at December 31, 2009.  These adjustments would have caused an increase to the carrying value of the real estate at the acquisition date and an increase to depreciation and amortization expense of approximately $215,000 in both 2008 and 2009, representing approximately 1.0% and 1.3%, respectively, of net income (loss).  In addition, our analysis assumes that the estimated value of any below market rental renewal options deemed likely to be exercised would be deferred and amortized over the corresponding reasonably assured renewal period.  Through December 31, 2009, none of the leases identified with intangible lease renewal value have come up for renewal, therefore no additional amortization of the lease liability (income recognition) would have been recognized prior to December 31, 2009.  The adjustments would have had no effect on Funds From Operations (“FFO”), a non-GAAP but widely-used measure used by the investment and banking communities to evaluate operating performance of real estate companies.

Management is of the view that the adjustments are immaterial.  In terms of materiality, we respectfully note the following:

●
The initial assigned intangible lease liabilities are based on valuations which are not capable of precise measurement and are thus subject to a considerable degree of estimation.  Factors affecting such valuations include market rent assumptions, sales projections, competitive considerations, financial strength of tenants, renewal rate assumptions, discount rates, and other factors.

●	In reviewing the adjustments, management believes that the adjustments are not significant in terms of net income or FFO, as reported, in any prior year.

●
Neither the original valuations nor the adjustments have a meaningful quantitative impact on the Company’s depreciation and amortization expense, rental revenue, or on an income tax basis, and, accordingly, result in no significant impact on taxable income or required distributions for continued qualification as a Real Estate Investment Trust.  Correspondingly, neither the original valuations nor the adjustments would be material to total assets, and therefore would have no significant impact on the assets tests for REIT qualification.

●	Neither the original valuations nor the adjustments affect the Company’s loan covenants or other contractual requirements.

●	Neither the original valuations nor the adjustments will have any effect on management’s compensation or the determination thereof.

In further support of our submission and with respect to the Company’s position that any adjustments as contemplated are immaterial, we respectfully refer to SAB 108, which states in part:

“In describing the concept of materiality, FASB Concepts Statement No. 2, Qualitative Characteristics of Accounting Information, indicates that materiality determinations are based on whether "it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item". The staff believes registrants must quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The staff believes that this can be accomplished by quantifying an error under both the rollover and iron curtain approaches…and by evaluating the error measured under each approach. Thus, a registrant's financial statements would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors.”

We have evaluated the impact of the original valuations of intangible lease liabilities and of adjustments thereto under both the “rollover” approach and the “iron curtain” approach.  Based thereon, and as shown on the attached financial analysis spreadsheet, we also believe the adjustments to be  immaterial under SAB 108.  Based on the foregoing, and further to our discussion with you, we submit that the original reported lease liability should be corrected beginning in 2010.

We very much hope that the foregoing and the attached materials fairly address your inquiries and concerns.  If, in the meantime, you should have any further questions or should desire any additional information, please do not hesitate to contact the undersigned.

Yours very truly,

Leo S. Ullman
Chairman, CEO and President

Attachments

Cedar Shopping Centers, Inc.
Securities and Exchange Commission - Division of Corporation Finance
Schedule to Letter Dated March 5, 2010
Property Name	Tenant Name	Year Acquired	Original Period Date*	Renewal Period Date*	Original Lease Liability*	Additional Lease Liability Value for Renewal Period*	Comments*

Camp Hill	Boscov's	2002
Loyal Plaza	K- Mart	2002
Loyal Plaza	Eckerd	2002
Fairview Plaza	Giant Foods	2003
South Philadelphia	Shop Rite	2003
South Philadelphia	Ross Dress for Less	2003
Wal-Mart Center	Wal-Mart	2003
Newport Plaza	Giant Foods	2003
Pine Grove Plaza	Peebles	2003
The Brickyard	Sam's Club	2004
The Brickyard	Syms	2004
The Brickyard	Home Depot	2004
Lake Raystown Plaza	Giant Foods	2004
Carbondale Plaza	Weis Markets	2004
Kempsville Crossing	Farm Fresh	2005
Ukrop's at Glen Allen	Ukrop's Supermarket	2005
Columbia Mall	JC Penny	2005
Columbia Mall	Bon-Ton	2005
Columbia Mall	Sears	2005
The Point at Carlisle Plaza	Bon-Ton	2005
The Point at Carlisle Plaza	Dunham Sports	2005
Jordan Lane	Stop and Shop	2005
Jordan Lane	Friendly Fitness	2005
Jordan Lane	AJ Wright	2005
Trexler Mall	Kohl's	2005
Trexler Mall	Giant Foods	2005
Shore Mall	Value City	2006
Shore Mall	Boscov's	2006
Stonehedge Square	Nell's Market	2006
Shaw's Plaza	Shaw's	2006
Annie Land Plaza	Food Lion	2006
Long Reach Village	Safeway	2006
Trexlertown Plaza	Tractor Supply	2006
Trexlertown Plaza	Big Lots	2006
Hannaford Plaza	Rocky's Ace Hardware	2006
Oakland Commons	Shaw's	2007
Oakland Commons	Bristol Ten Pin	2007
West Bridgewater Plaza	Shaw's	2007
Parkway Plaza	Fulton Bank	2007
Circle Plaza	Kmart	2007
Timpany Plaza	Stop and Shop	2007
Pricechopper Plaza	Price Chopper	2007
Yorktown	Food Lion	2007
Carll's Corner	Acme Markets	2007
Carll's Corner	Peebles	2007
Kings Plaza	AJ Wright	2007
Kings Plaza	Savers	2007
Carmens Plaza	Apple Bank for Saving	2007
Stop & Shop Plaza	Stop and Shop	2008

*Rule 83 confidential treatment request made by Cedar Shopping Centers, Inc.; Request Number 1.  The Company has requested confidential treatment of the information contained under these headings of this schedule under Rule 83 of the SEC’s Rules of Practice and the Company is delivering a complete unredacted copy to its examiner at the Division of Corporation Finance.

Tenants Leases with Intangible Lease Liabilities of $500,000 or More	$84,560,908	$8,609,000
Tenants Leases with Intangible Lease Liabilities of Less Than $500,000	$18,250,128
Total Originally Allocated Intangible Lease Liabilities	$102,811,036
Percentage of $500,000 or More	82.2%

Additional depreciation expense:	2002	$2,250
	2003	$9,588
	2004	$27,513
	2005	$60,825
	2006	$88,038
	2007	$155,000
	2008	$215,225
	2009	$215,225
	Cumulative	$773,663

Additional income from the amortization of intangible lease liability	2002 - 2009	$-	No amortization because none of the leases to which we assigned a renewal value have reached the renewal term.

Summary Potential Adjustments:	Adjustment to:
	Lease Liability	Assets	Net income
2002	$ 180,000	177,750	$ (2,250)
2003	$ 587,000	577,413	$ (9,588)
2004	$ 1,614,000	1,586,488	$ (27,513)
2005	$ 3,252,000	3,191,175	$ (60,825)
2006	$ 3,791,000	3,702,963	$ (88,038)
2007	$ 8,609,000	8,454,000	$ (155,000)
2008	$ 8,609,000	8,393,775	$ (215,225)
2009	$ 8,609,000	8,393,775	$ (215,225)